Mail Stop 4561

May 13, 2008

Mr. Gordon M. Nixon
President and Chief Executive Officer
Royal Bank of Canada
200 Bay Street
Royal Bank Plaza
Toronto, Ontario
Cananda M5J2J5

      Re: **Royal Bank of Canada**
                   Form 40-F for Fiscal Year Ended October 31, 2007
                   Filed November 30, 2007
                   Form 6-K Filed February 21, 2008
                   File No. 001-13928

Dear Mr. Nixon:

      We have reviewed your response dated April 28, 2008 and have the following additional comment. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 6-K Filed on February 21, 2008

Notes to the Interim Consolidated Financial Statements

Note 3: Unrealized losses on Available-for-sale securities, page 41

In the second paragraph of your response to comment 1 of our letter dated April 21, 2008, you state that you believe that U.S. GAAP does not require disclosure of an entity's expectation of the recovery in the fair value of equity securities in the "near term". In your response to comment 2 of our letter dated February 29, 2008, you state "Given that there is no market for the Class Canada common shares, they will continue to be recorded at the initial value ascribed to the shares until there is a readily determinable fair market value under both GAAPs. This will occur only when the holding restrictions on the Class C common shares expire" or three years later.   From these statements and elsewhere in your responses it is unclear whether you believe than a positive expectation of recovery within a reasonably foreseeable period is necessary to conclude that an impairment is not other-than-temporary. Please refer to the guidance of Staff Accounting Bulletin no. 59 which indicates that, "acting on the premise that a write-down may be required, management should consider all available evidence to evaluate the realizable value of its investment." The guidance continues on to specifically include the "financial condition and *near-term* prospects of the issuer." Unless evidence exists to support a realizable value equal to or greater than the carrying value of the investment, a write-down to fair value accounted for as a realized loss should be recorded.

Further, paragraph 17b (1-5) of FSP Nos. FAS 115-1 and FAS 124-1 indicates that, if material, disclosure of the evidence considered by the investor in reaching its conclusion that the investment is not other-than-temporarily impaired is warranted. Merely the intent and ability to hold an equity security in an unrealized loss position is not evidence that recovery is expected or foreseeable.

Please address the following regarding your response to comment 1:

1. Please confirm to us that your impairment policy under U.S. GAAP complies with FAS 115, FSP Nos. FAS 115-1 and FAS 124-1, and SAB No. 59.

2. In addition, if material, please confirm you will provide the disclosures required by paragraph 17b (1-5) of FSP Nos. FAS 115-1 and FAS 124-1 in future filings.

Note 18 – Subsequent Events, page 55

3. Please tell us the amount of the carrying value of the Class Canada common shares as recorded upon their receipt.

*   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides the requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Matthew Komar, Staff Accountant, at (202) 551-3781 or me at (202) 551-3494, if you have questions regarding the comments on the financial statements and related matters.

Sincerely,

Kevin W. Vaughn
Accounting Branch Chief